Filed by Criteo S.A. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Criteo S.A.

Commission File No.: 001-36153

The following is being mailed to holders of Criteo’s ordinary shares in connection with the general meeting of shareholders.

Société anonyme

Share capital: €1,391,497.375

Registered office: 32 rue Blanche, 75009 Paris, France

484 786 249 RCS Paris

SUMMARY OF THE COMPANY’S SITUATION OVER THE PAST FINANCIAL YEAR

In accordance with Article R. 225-81, 3° of the French Commercial Code, this document is intended to provide a brief overview of the situation of Criteo S.A. (the “Company”) during the past financial year. The following accordingly sets forth certain significant events that marked the Company’s activity and organization during such period.

INCREASE UNDER THE SHARE REPURCHASE PROGRAM

On January 31, 2025, the board of directors of the Company (the “Board”) authorized an increase under the Company’s share repurchase program, which was initially approved by the Board on February 5, 2021, from up to $630 million (€582.6 million) to up to $805 million (€774.6 million). The Company intends to use repurchased shares to satisfy employee equity plan vesting in lieu of issuing new shares, and potentially in connection with M&A transactions.

DISCONTINUATION OF DOOBE IN SITE LTD (“MABAYA”)

During the year 2025, the Company decided to discontinue Mabaya’s business acquired on May 18, 2021 by the Company.

NEW CEO APPOINTMENT

Michael Komasinski was appointed as the Company’s Chief Executive Officer and a member of the Board effective as of February 15, 2025. He succeeded Megan Clarken, who stepped down from her role as Chief Executive Officer and as director. Megan Clarken continued to serve in a senior advisory role during a transitional period that ended on November 16, 2025.

DEPARTURE OF THE CHIEF REVENUE OFFICER AND PRESIDENT, RETAIL MEDIA

On June 27, 2025, Brian Gleason notified the Company of his decision to resign as Chief Revenue Officer and President, Retail Media, effective July 29, 2025, to pursue a chief executive officer opportunity at a private company.

INTENTION TO TRANSFER THE COMPANY’S LEGAL DOMICILE FROM FRANCE TO LUXEMBOURG VIA A CROSS-BORDER CONVERSION

On October 29, 2025, the Company announced its intention to pursue a transfer of its legal domicile from France to Luxembourg via a cross-border conversion (the “Conversion”) and to replace its American depositary shares structure with ordinary shares to be directly listed on Nasdaq.

The redomiciliation to Luxembourg and the direct listing of the Company’s ordinary shares on Nasdaq offer significant benefits, including:

•

positioning the Company for potential inclusion in certain U.S. indices, subject to meeting other eligibility criteria, thereby expanding the Company’s access to passive investment capital, triggering associated benchmarking from actively managed funds and broadening its shareholder base;

•	providing greater capital management flexibility by reducing or eliminating current restrictions related to share repurchases and holdings of treasury shares; and

•	eliminating fees and complexities associated with ADSs, potentially increasing stock liquidity.

Following the favorable opinion of the works council established at the level of the Company’s Economic and Social Unit (Unité Economique et Sociale) on January 5, 2026, the Board approved the Conversion on January 6, 2026. The Conversion is expected to be completed in the third quarter of 2026, subject to certain closing conditions, including shareholder approval. A general meeting of the Company’s shareholders will be held on February 27, 2026, at 10:00 a.m., Paris time, at the Company’s registered office at 32 Rue Blanche, 75009 Paris, France to obtain approval by the Company’s shareholders for the Conversion and certain related proposals.

Following the Conversion, the Company intends to pursue a subsequent transfer of its domicile from Luxembourg to the United States if the Board determines such action is in the best interests of the Company and its shareholders, subject to the Company’s prior works council consultation process and to separate shareholder approval.

APPOINTMENT OF EDOUARD DINICHERT AS CHIEF CUSTOMER OFFICER

On October 29, 2025, the Company announced the appointment of Edouard Dinichert as Chief Customer Officer, effective December 1, 2025.

FORMATION OF SUBSIDIARIES

In November 2025, the Company incorporated Criteo Holdings, Inc. as a wholly owned subsidiary in the State of Delaware, United States, and incorporated its permanent establishment in France.

CAPITAL REDUCTION OPERATION

On December 4, 2025, the Board decided to reduce, effective as of December 8, 2025, the share capital of the Company by means of cancellation of 2,195,000 shares, corresponding to a share capital decrease of a nominal amount of €54,875. The excess of the price of the share over their nominal value (i.e. €63.9 million) was allocated to the premiums account.

Q4 FY2025 RESULTS AND ANNUAL COMBINED SHAREHOLDERS’ MEETING

The Company expects to announce on February 11, 2026 its financial results for the fourth quarter ended on December 31, 2025.

In addition, the Company expects to hold its annual combined shareholders’ meeting in June 2026, at which resolutions will be submitted for shareholder approval. Information regarding (i) the resolutions to be submitted to the annual combined shareholders’ meeting, and (ii) the Company’s situation over the past financial year will be made available on the Company’s investor relations website within the requisite legal time period at https://criteo.investorroom.com/annuals.

Disclaimers

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include statements with respect to our financial condition, results of operations, cash flows, plans, objectives, future performance and business and the assumptions underlying such statements. By way of illustration, words such as “anticipate”, “believe”, “expect”, “intend”, “estimate”, “project”, “will”, “should”, “could”, “may”, “predict” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. We base forward-looking statements on our current assumptions, expectations, estimates and projections about us and the markets that we serve in light of our industry experience, as well as our perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the circumstances. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict and often outside of our control. Therefore, actual outcomes and results may differ materially from those expressed in forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors, including, among others: failure to obtain the required shareholder vote to adopt the proposals needed to complete the proposed redomiciliation; failure to satisfy any of the other conditions to the proposed redomiciliation, including the condition that the option to withdraw shares for cash in connection with the proposed redomiciliation is not exercised above a certain threshold; the proposed redomiciliation not being completed; the impact or outcome of any legal proceedings or regulatory actions that may be instituted against us in connection with the proposed redomiciliation; failure to list our shares on Nasdaq following the proposed redomiciliation or maintain our listing thereafter; inability to take advantage of the potential strategic opportunities provided by, and realize the potential benefits of, the proposed redomiciliation; the disruption of current plans and operations by the proposed redomiciliation; the disruption to our relationships, including with employees, landowners, suppliers, lenders, partners, governments and shareholders; the future financial performance of the Company following the proposed redomiciliation, including our anticipated growth rate and market opportunity; changes in shareholders’ rights as a result of the proposed redomiciliation; inability to terminate the deposit agreement and withdraw our ordinary shares from the depositary so as to terminate our ADS program; difficulty in adapting to operating under the laws of Luxembourg; the deferment or abandonment of the proposed redomiciliation by our board of directors up to three days prior to the general shareholders’ meeting to vote thereon; following the completion of the proposed redomiciliation, a delay or failure in our ability to redomicile to the United States via the merger into a newly incorporated and wholly owned U.S. subsidiary for any reason; costs or taxes related to the proposed redomiciliation; changes in general political, economic and competitive conditions and specific market conditions; adverse changes in the marketing industry; changes in applicable laws or accounting practices; failure related to our technology and our ability to innovate and respond to changes in technology; uncertainty regarding our ability to access a consistent supply of internet display advertising inventory and expand access to such inventory; investments in new business opportunities and the timing of these investments; whether the projected benefits of the proposed redomiciliation, acquisitions or other strategic transactions materialize as expected; uncertainty regarding our international operations and expansion, including related to changes in a specific country’s or region’s political or economic conditions or policies (such as changes in or new tariffs); the impact of competition; uncertainty regarding legislative, regulatory or self-regulatory developments regarding data privacy matters and the impact of efforts by other participants in our industry to comply therewith; our ability to obtain and utilize certain data as a result of consumer concerns regarding data collection and sharing, as well as potential limitations in accessing data from third parties; failure to enhance our brand cost-effectively; recent growth rates not being indicative of future growth; our ability to manage growth, potential fluctuations in operating results; our ability to grow our base of clients; risks related to future opportunities and plans, including the uncertainty of expected future financial performance and results; and those risks detailed from time to time under the caption “Risk Factors” and elsewhere in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”) and reports, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 28, 2025, subsequent Quarterly Reports on Form 10-Q and the Registration Statement on Form S-4 filed on November 3, 2025 and post-effective amendment thereto filed on January 7, 2026 in connection with the proposed redomiciliation, as well as the enclosed proxy statement / prospectus and any future filings and reports by the Company. As a result of these and other factors, no assurance can be given as to our future results and achievements. Accordingly, a forward-looking statement is neither a prediction nor a guarantee of future events or circumstances and those future events or circumstances may not occur. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this communication. We are under no obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

A proxy statement / prospectus and other relevant documents are enclosed herewith and/or made or will be made available to the Company’s shareholders as of the record date. The Company may also file other relevant documents with the SEC regarding the proposed redomiciliation. This communication is not a substitute for the registration statements, the proxy statement / prospectus or any other document that the Company may file with the SEC with respect to the proposed redomiciliation. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT / PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY AND THE PROPOSED REDOMICILIATION.

Shareholders will be able to obtain copies of these materials (if and when they are available) and other documents containing important information about the Company and the proposed redomiciliation, once such documents are filed with the SEC, free of charge through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by the Company are made available free of charge on the Company’s investor relations website at https://criteo.investorroom.com.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed redomiciliation or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in the Solicitation

The Company and its directors and certain of its executive officers and other employees may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the proposed redomiciliation. Information about the Company’s directors and executive officers is set forth in the proxy statement for the Company’s 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 29, 2025. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement / prospectus and other relevant materials regarding the proposed redomiciliation to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above in “Additional Information and Where to Find It.”